AVINO SILVER & GOLD MINES LTD.
Balance Sheets
(Prepared by Management)
As at:	July 31, 2005		January 31, 2005
	$		$
		(Unaudited )		(Audited )
ASSETS

Current
Cash and cash equivalents		2,001,090		2,283,535
Accounts receivable		11,449		33,138
Prepaid expenses and deposits		10,675		22,348
Due from related parties (Note 6(b))		26,164		-

		2,049,378		2,339,021

Office Furniture and Equipment		2,331		2,823
Mineral Properties Interests (Note 3)		345,164		315,501
Investment in Cia Minera Mexicana de Avino, S.A. de C.V.		1		1
Investments in Related Companies		427,084		427,084
Restricted Cash		3,000		-

		2,826,958		3,084,430

LIABILITIES

Current
Accounts payable and accrued liabilities		33,478		64,529
Due to related parties (Note 6(c))		8,250		141,644

		41,728		206,173

SHAREHOLDERS' EQUITY

Share Capital (Note 5)		17,357,189		17,030,084
Contributed Surplus		989,073		502,973
Treasury Shares (14,180 Shares, at cost)		(101,869)		(101,869)
Deficit		(15,459,163)		(14,552,931)

		2,785,230		2,878,257

		2,826,958		3,084,430

Note 1 - Nature of Operations

Approved by the Board of Directors:

“Louis Wolfin” Director    “David Wolfin” Director

AVINO SILVER & GOLD MINES LTD.
Interim Statements of Operations and Deficit
(Unaudited - Prepared by Management)
	Three Months ended July 31,				Six Months ended July 31,
	2005		2004		2005		2004
	$		$		$		$

Operating and Administrative Expenses
Amortization		190		303		492		605
Interest		-		65		-		65
Management fees		15,000		15,000		30,000		30,000
Office and miscellaneous		26,305		28,216		58,188		48,742
Professional fees		32,498		8,629		42,776		13,999
Regulatory and compliance fees		8,470		24,413		15,008		31,814
Salaries and benefits		19,323		2,511		38,261		16,974
Shareholder and investor relations		24,561		16,429		48,063		20,756
Stock-based compensation		-		30,578		486,100		61,156
Travel and entertainment		17,278		13,478		35,292		37,679

Loss from operations		(143,625)		(139,622)		(754,180)		(261,790)

Other Income and Expenses
Interest income		11,251		5,850		20,415		18,422
Due diligence review of Cia de Minera Mexicana de Avino, S.A. de C.V		(91,900)		(76,688)		(172,467)		(163,099)

LOSS FOR THE PERIOD		(224,274)		(210,460)		(906,232)		(406,467)

DEFICIT, beginning of period		(15,234,889)		(13,636,607)		(14,552,931)		(13,440,600)

DEFICIT, end of period		(15,459,163)		(13,847,067)		(15,459,163)		(13,847,067)

LOSS PER SHARE		($0.02)		($0.02)		($0.08)		($0.04)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING		10,750,152		10,503,525		10,694,756		10,331,400

AVINO SILVER & GOLD MINES LTD.
Interim Statements of Cash Flows
(Unaudited - Prepared by Management)
	Three Months ended July 31,				Six Months ended July 31,
	2005		2004		2005		2004
	$		$		$		$
CASH PROVIDED BY (USED IN):

OPERATING ACTIVITIES
Loss for the period		(224,274)		(210,460)		(906,232)		(406,467)
Items not affecting cash:
- Amortization		190		303		492		605
- Stock-based compensation		-		30,578		486,100		61,156

		(224,084)		(179,579)		(419,640)		(344,706)

Net change in non-cash working capital items:
- Accounts receivable		7,053		14,653		21,689		15,982
- Prepaid expenses and deposits		113,177		-		11,673		-
- Due from related parties		(26,164)		-		(26,164)		-
- Accounts payable and accrued liabilities		6,346		(20,038)		(31,051)		85,432
- Due to related parties		(103,330)		(6,125)		(133,394)		3,349

		(227,002)		(191,089)		(576,887)		(239,943)

FINANCING ACTIVITIES
Shares issued for cash		66,301		9,660		327,105		423,590

		66,301		9,660		327,105		423,590

INVESTING ACTIVITIES
Reclamation bond		-		-		(3,000.00)		-
Mineral property expenditures		(27,820)		(7,387)		(29,663)		(62,424)

		(27,820)		(7,387)		(32,663)		(62,424)

Increase (decrease) in cash and cash equivalents		(188,521)		(188,816)		(282,445)		121,223

CASH AND CASH EQUIVALENTS
Beginning of period		2,189,611		3,142,496		2,283,535		2,832,457

CASH AND CASH EQUIVALENTS
End of period		2,001,090		2,953,680		2,001,090		2,953,680

AVINO SILVER & GOLD MINES LTD.
Interim Notes to Financial Statements
July 31, 2005
(Unaudited - Prepared by Management)

Note 1 - Nature of Operations

Avino Silver & Gold Mines Ltd. (“Avino”) was incorporated under the laws of the Province of British Columbia. Its principal business activities include the exploration for and development of mineral properties. The Company owns interests in mineral properties in British Columbia and Yukon, Canada.

Avino is in the exploration stage of its mineral properties interests in Canada and has not yet determined whether these properties contain ore reserves which are economically recoverable.

Avino owns 49% of the issued common shares of Cia Minera Mexicana de Avino, S.A. de C.V. (“Cia Minera”) a company incorporated in Mexico. Cia Minera’s operations involve the mining of commercial ores and resource exploration and development, including the operation of a silver mine in Mexico. The silver mine has been shut down since November 2001, when operations became uneconomical.

Note 2 - Basis of Presentation

These unaudited interim financial statements have been prepared in accordance with the instructions for the preparation of such financial statements contained in the CICA Handbook Section 1751. Accordingly, certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such instructions. These unaudited interim financial statements should be read in conjunction with the audited financial statements and accompanying notes thereto for the fiscal year ended January 31, 2005. These interim financial statements have not been reviewed by an auditor.

In the opinion of the Company’s management, all adjustments considered necessary for a fair presentation of these unaudited financial statements have been included and all such adjustments are of a normal recurring nature. Operating results for the three month period ended July 31, 2005 are not necessarily indicative of the results that can be expected for the year ended January 31, 2006.

Note 3 - Mineral Properties Interests

The following is a summary of mineral property expenditures for the six months ended July 31, 2005:

Balance, January 31, 2005		$315,501

Expenditures in the period:
Olympic/Kelvin property:
Assays	$1,293
Exploration	3,800
Geological	750
Field supply and services	797
		6,640
Aumax property:
Exploration	77
Geological	250
		327
Minto property:
Assays	4983
Exploration	10,862
Field supply and services	458
Geological	6393
		22,696

Balance, July 31, 2005		$345,164

AVINO SILVER & GOLD MINES LTD.
Interim Notes to Financial Statements
July 31, 2005
(Unaudited - Prepared by Management)

Note 4 - Investment In Cia De Minera Mexicana De Avino, S.A. De C.V.

	2005	2004

Cia de Minera Mexicana de Avino, S.A. de C.V. (”Cia de Minera”)	$1	$1

Avino owns 49% of the issued common shares of Cia de Minera, a private company incorporated in Mexico. Cia de Minera is involved in the mining of commercial ores and resource exploration and development, including the operation of a silver mine in the Province of Durango, Mexico. Cia de Minera ceased operations in fiscal 2002 when the operations of its silver mine became uneconomical.

During the year ended January 31, 2005 Avino signed an agreement to purchase the remaining 51% of the issued common shares of Cia de Minera by issuing 4,000,000 of its common shares. The proposed acquisition remains subject to shareholder and regulatory approval and will be recorded as a business combination when shareholder and regulatory approval has been obtained.

During the period ended July 31, 2005 Avino has incurred due diligence costs of $172,467 which is comprised of $57,010 for assaying, engineering, and metallurgical services and $115,457 for advances to Cia de Minera on account of its operations.

Note 5 - Share Capital

(a) Authorized: Unlimited common shares without par value

(b) Issued:

	2005		2004
	Shares	Amount	Shares	Amount

Balance, January 31	10,521,775	$17,030,084	9,869,775	$16,574,340

Shares issued for cash:
- exercise of stock options	-	-	137,000	158,350
- exercise of warrants	176,380	260,804	491,500	255,580

Balance, April 30	10,698,155	17,290,888	10,498,275	16,981,920

Shares issued for cash:
-exercise of warrants	126,920	66,301	10,500	5,460
Prior year share subscriptions received	-	-	-	10,550

Balance, July 31	10,825,075	$17,357,189	10,508,775	$16,997,930

AVINO SILVER & GOLD MINES LTD.
Interim Notes to Financial Statements
July 31, 2005
(Unaudited - Prepared by Management)

Note 5 - Share Capital (continued)

(c) Share Purchase Warrants:

	Underlying Shares	Weighted Average Exercise Price

Warrants outstanding, January 31, 2005	2,433,250	$1.44
Exercised	(176,380)	$1.48
Warrants outstanding, April 30, 2005	2,256,870	$1.44
Exercised	(126,920)	$0.52
Warrants outstanding, July 31, 2005	2,129,950	$1.49

The following share purchase warrants were outstanding as at July 31, 2005:

Warrants Outstanding	Expiry Date	Exercise Price

174,500	August 14, 2005	$0.52
1,955,450	December 19, 2005	$1.58

(d)  Stock Options:

During the three months ended July 31, 2005, there were no stock options granted by the Company.

A summary of the stock options granted and exercised at the period ended July 31, 2005 is as follows:

	Underlying Shares	Weighted Average Exercise Price

Stock options outstanding, January 31, 2005	450,000	$1.09
Granted	572,500	$1.35

Stock options outstanding, April 30, 2005	1,022,500	$1.24
Granted / Exercised	-	-

Stock options outstanding, July 31, 2005	1,022,500	$1.24

The following stock options were outstanding as at April 30, 2005:

Stock Options Outstanding	Expiry Date	Exercise Price

80,000	October 23, 2007	$0.58
370,000	October 21, 2008	$1.20
572,500	April 5, 2010	$1.35

AVINO SILVER & GOLD MINES LTD.
Interim Notes to Financial Statements
July 31, 2005
(Unaudited - Prepared by Management)

Note 6 - Related Party Transactions

Balances and transactions with related parties not disclosed elsewhere in these financial statements are as follows:

(a) During the period the company paid, or made provision for the future payment of the following amounts to related parties:

i) $91,185 for administrative expenses (rent, salaries, office supplies and other miscellaneous disbursements) to a private company beneficially owned by the Company and a number of other public companies related through common directors;

ii)  $30,000 to a private company controlled by a Director for management fees;

iii) $15,000 to a private company controlled by a director of a related company for consulting fees.

iv) $2,000 to a private company controlled by a director of a related company for consulting fees.

(b) Amounts due from related parties consist of $26,164 from a private company referred to in (a)(i) above.

(c) Amounts due to related parties consist of $8,250 to a public company with common directors.

The amounts due from and due to related parties are non-interest bearing, non-secured and due on demand.

Note 7 - Subsequent Events

Subsequent to the period end, 174,500 share purchase warrants were exercised at a price of $0.52.

The Company has entered into a 12 month Investor Relations Agreement with Investor Relations Services Group John Mullen & Partners (“IRS”) to provide investor relations services in Europe. In consideration for the services rendered, the Company has agreed to pay IRS fees totaling $18,000 plus expenses.

Note 8 - Comparative Figures

Certain fiscal 2004 comparative figures have been reclassified to conform to the financial statement presentation adopted for 2005.